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                              July 1, 2022

       Lawrence Sun
       Secretary Assistant
       Entrepreneur Universe Bright Group
       Suite 907, Saigo City Paza Building 2
       No. 170, Weiyand Road
       Xi'an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Amendment No. 7 to
Registration Statement on Form 10
                                                            Filed June 1, 2022
                                                            File No. 000-56305

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form 10

       Explanatory Note, page ii

   1. Both here and in Item 1, where you discuss how cash is transferred through your organization, please
expand your disclosure as follows:

                                                              Provide a
cross-reference to the consolidated financial statements, as opposed to certain notes in
the financial statements;
                                                              Describe the Cash
Management Policy;
                                                              Revise your
statements that you have not been notified by the Chinese government of restrictions on
your ability to transfer cash or ditribute earnings to state whether such restrictions exist;
these statements should not be limited to notifications from the government. In this
regard, we note your disclosure elsewhere regarding restrictions
 Lawrence Sun
FirstName   LastNameLawrence    Sun
Entrepreneur   Universe Bright Group
Comapany
July 1, 2022NameEntrepreneur Universe Bright Group
July 1,2 2022 Page 2
Page
FirstName LastName
              on your ability to distribute earnings or transfer funds between the holding company and the PRC subsidiary.
                Where you discuss limitations on your ability to transfer cash, specify that the limitations are institued by PRC law, if true.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Results of Operations for the three months ended March 31, 2022 and 2021
Revenue and cost of revenue, page 61

2. You disclose here and on page 34 that during the three months ended March 31, 2022 you generated $278,573 from your new digital training related services. It appears this was associated with Jade Bird. If so, please balance your disclosure here and page 34 that this new revenue is no longer available while you have suspended your digital training related services with Jade Bird until further notice as disclosed elsewhere, to the extent services remain suspended.
Notes to Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2022 and 2021
Note 2 - Summary of Significant Accounting Policies
Use of Estimates, page F-34

3. We note the balance of accounts receivable at March 31, 2022 was nearly five times greater than the balance at December 31, 2021. We also note the balance at March 31,
         2022 was nearly 28% and 41% of consultancy and total, respectively, revenue recognized during the three months ended March 31, 2022. You disclose here during the three months ended March 31, 2022 you faced increasing uncertainties around your estimates of revenue collectability and accounts receivable credit losses, yet no allowance for doubtful accounts was recorded at March 31, 2022. You further disclose on page 63 the cash outflow in trade receivables for the three months ended March 31, 2022 was due to certain consultancy services income not settled. Please explain to us and, as appropriate, disclose the reason receivables associated with the consultancy service were not settled, the amount of receivables collected in cash subsequent to March 31, 2022 and the prospect of you collecting any remaining amounts outstanding. Additionally, tell us the amount of the $278,573 revenue from services provided to Jade Bird during the three months ended March 31, 2022 that has been collected in cash and the prospect of you collecting any remaining amounts outstanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related
 Lawrence Sun
Entrepreneur Universe Bright Group
July 1, 2022
Page 3

matters. Please contact Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameLawrence Sun                             Sincerely,
Comapany NameEntrepreneur Universe Bright Group
                                                           Division of
Corporation Finance
July 1, 2022 Page 3                                        Office of Trade &
Services
FirstName LastName